SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              _____________________


                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-3


                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                 PARTSBASE, INC.
                               -------------------
                              (Name of the Issuer)

                                 PARTSBASE, INC.
                             ROBERT A. HAMMOND, JR.
                                 HAMMOND I, INC.
                            HAMMOND ACQUISITION CORP.
                       ------------------------------------
                      (Name of Person (s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   70214P 109
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

      Robert A. Hammond, Jr.
    CEO of Hammond I, Inc. and                             Mark J. Weicher
    Hammond Acquisition Corp.                          CFO of PartsBase, Inc.
       905 Clint Moore Road                             905 Clint Moore Road
   Boca Raton, Florida 33487                         Boca Raton, Florida 33487
         (561) 953-0700                                   (561) 953-0700
--------------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With copies to:

      Charles J. Rennert, Esq.              |              Joel Mayersohn
  Berman Rennert Vogel & Mandler, P.A.      |            Adorno & Yoss, P.A.
       100 SE Second Street                 |          200 East Las Olas Blvd.
           Suite 3500                       |                Suite 1700
      Miami, Florida 33131                  |      Ft. Lauderdale, Florida 33301
           (305) 577-4171                   |               (954) 763-1200



This statement is filed in connection with (check the appropriate box):
a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[_] The filing of a registration statement under the Securities Act of 1933. c.[_] A tender offer.
d.[_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

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

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]


     Transaction Valuation*            Amount of Filing Fee**
     ----------------------            ----------------------
           $7,535,853                          $1,507

---------------
     * Based upon (a) the product of 5,012,302 shares of common stock and the merger consideration of $1.50 per share, or $7,518,453, and (b) the product of of the options to purchase 20,000 shares of common stock and the merger consideration of $1.50 per share, less the applicable exercise price per share, or $17,400.
   ** The filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.


   [X] Check the box if any part of the fee is offset as  provided by Exchange
       Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,507
         Form or Registration No.:  Schedule 14A
         Filing Party:              PartsBase, Inc.
         Date Filed:                December 23, 2002


     Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of PartsBase, Inc. by Hammond I, Inc.; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

     This Amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3")is being filed with the Securities and Exchange Commission (the "Commission") by PartsBase, Inc., a Delaware corporation ("PRTS"), Hammond I, Inc., a Florida corporation ("Hammond I"), Robert A. Hammond, Jr., and Hammond Acquisition Corp., a Delaware corporation ("HAC"). Each of PRTS, Hammond I, HAC and Mr. Hammond are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons." Hammond I, HAC, Mr. Hammond, R. Hammond, L.P. and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Hammond I, HAC, or Mr. Hammond, is referred to as the "Acquisition Group".

     Pursuant to an Agreement and Plan of Merger dated as of August 26, 2002 (the "Merger Agreement"), by and among Mr. Hammond, Hammond I, HAC and PRTS, HAC will merge into PRTS (the "Merger"). As a result of the Merger, each outstanding share of PRTS common stock, par value $0.001 per share, will be cancelled and converted into the right to receive $1.50 in cash, other than any outstanding shares of common stock held by stockholders who perfect their appraisal rights under Delaware law or any outstanding shares of common stock beneficially owned by a Filing Person or the Acquisition Group. After the Merger, PRTS will be a privately held corporation, 100% of which will be beneficially owned by Mr. Hammond.

     Concurrently with the filing of this Schedule 13E-3, PRTS is filing a preliminary proxy statement (the "Proxy Statement") pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the PRTS board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to
Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.


ITEM 1. SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001

     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER


ITEM 2. SUBJECT COMPANY INFORMATION.
REGULATION M-A ITEM 1002

      (a) Name and Address of the Subject Company. PRTS is the subject company. The information set forth in the Proxy Statement under the caption "THE PARTIES TO THE MERGER" is incorporated herein by reference.

      (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          THE SPECIAL  MEETING - RECORD  Date, Outstanding Voting Securities and
                                   Voting Rights
          THE SPECIAL MEETING - Required Votes
          MARKETS AND MARKET PRICE
          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "MARKETS AND MARKET PRICE" is incorporated herein by reference.

      (d) Dividends.  The information set forth in the Proxy Statement under the
          caption   "MARKETS  AND  MARKET  PRICE"  is  incorporated   herein  by
          reference.

      (e) Prior Public Offerings. On March 22, 2000, PRTS completed its Initial Public Offering ("IPO"), whereby it sold 3,500,000 shares of its common stock at an offering price of $13.00 per share. Proceeds before expenses to PRTS amounted to $42,315,000. As part of the IPO, Convertible Notes Payable of PRTS aggregating $962,500 and 855,000 outstanding shares of preferred stock were converted to 481,250 and 855,000 shares, respectively, of common stock.

      (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS-Certain Effects of the Merger" is incorporated herein by reference.


ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003

      (a)-(c) Name and Address of Filing Persons; Business and Background of Entities and Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          THE PARTIES TO THE MERGER
          SPECIAL FACTORS - Interests of Certain Persons in the Merger SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Directors and Executive Officers of PRTS. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of PRTS. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address and telephone number are 905 Clint Moore Road, Boca Raton, Florida 33487, (561) 953-0700.

                            Present Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
---------------------       ----------------------------------------------------
Robert A. Hammond, Jr.      Mr.  Hammond  has served as PRTS'  President,  Chief
                            Executive Officer, Chairman, Secretary and Treasurer since PRTS' incorporation in April 1999. In April
                            1996, Mr. Hammond founded PRTS' predecessor as a division of Aviation Laboratories, Inc., a company for which he also served as Chief Executive Officer from its inception in August 1985. From August 1985 until June 1999, Mr. Hammond was the Chief Executive
                            Officer and Chairman of Great Pines Water Company, a publicly traded bottled water company that was sold to Suntory Bottled Water Group in June 1999. Mr.
                            Hammond  is the  Chairman  of the  Board  and  Chief
                            Executive  Officer of Hammond I, Inc.,  and  Hammond
                            Acquisition Corp., positions he has held since the formation of the corporations in May 2002.

Mark J. Weicher             Mr.  Weicher  has  served as PRTS'  Chief  Financial
                            Officer  since  August 2001 and joined PRTS in March
                            2001. From September 2000 through February 2001, Mr.
                            Weicher   served   as   an   independent    business
                            consultant.  From February 1999 through August 2000,
                            Mr.  Weicher  served as Chief  Financial  Officer of
                            Site2shop.com, Inc., a multimedia company engaged in
                            marketing    various   consumer   products   through
                            self-produced   television  programs,  print  media,
                            internet and television programs. Mr. Weicher served
                            as  Chief  Financial   Officer  of  Computer  Access
                            International,   Inc.,  a  refurbisher  of  computer
                            equipment,  from January 1997 through  January 1999.
                            Mr. Weicher is a Certified Public Accountant and received his Bachelor of Science in accounting from Brooklyn College.

Brian Tolley                Mr. Tolley joined PRTS as Chief Information  Officer
                            in September 2000. Prior to joining PRTS, Mr. Tolley
                            served as the Vice President of Advanced  Technology
                            for  Precision  Response   Corporation,   a  company
                            engaged in providing  telephone  and internet  based
                            customer  service  and  marketing   services  on  an
                            outsourced basis to large corporations. Prior to his
                            tenure  with  Precision  Response  Corporation,  Mr.
                            Tolley   served   as  the   Director   of   Software
                            Development for Mortgage Banking System, Inc.

     Directors and Executive Officers of Hammond I and HAC. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of the sole director and executive officer of Hammond I and HAC. Such person identified below is a United States citizen, and his principal address and telephone number are 905 Clint Moore Road, Boca Raton, Florida 33487, (561) 953-0700.

                            Present Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years
---------------------       ----------------------------------------------------
Robert A. Hammond, Jr.      Chairman  of  the  Board  of  Directors   and  Chief
                            Executive Officer. See description under PRTS above.


     None of the persons specified in Item 1003(b)-(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Proxy Statement, no person specified in Item 1003(b)-(c) of Regulation M-A was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


ITEM 4. TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004

      (a) Material Terms.

          (1) Tender Offers. Not Applicable.

          (2)Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

               SUMMARY TERM SHEET
               QUESTIONS AND ANSWERS ABOUT THE MERGER
               SUMMARY
               THE SPECIAL MEETING
               SPECIAL FACTORS
               THE MERGER AGREEMENT
               Appendix A - The Agreement and Plan of Merger, dated as of August 26, 2002, by and between PartsBase, Inc., Hammond I, Inc., Hammond Acquisition Corp. and Robert A. Hammond, Jr.





      (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger SPECIAL FACTORS - Financing of the Merger
          SPECIAL FACTORS - Fees and Expenses of the Merger;
          THE MERGER AGREEMENT - Conversion of Securities


      (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - Appraisal Rights
          THE SPECIAL MEETING
          SPECIAL FACTORS - Appraisal Rights

      (e) Provisions For Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons, or to obtain counsel or appraisal services at the expense of the Filing Persons.

      (f) Eligibility  for Listing or Trading.  Not applicable.



ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS REGULATION M-A ITEM 1005

      (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger

      (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          SUMMARY - Interests of Certain Persons in the Merger
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger

      (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS-Background of the Merger" is incorporated herein by reference.

      (d) Conflicts of Interest. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          SUMMARY - Interests of Certain Persons in the Merger
          THE PARTIES TO THE MERGER
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger

      (e) Agreements Involving The Subject Company's Securities. Not applicable.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006

      (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL MEETING
          SPECIAL FACTORS - Purpose and Structure of the Merger
          THE MERGER AGREEMENT - Generally

      (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          THE SPECIAL MEETING - Matters to be Considered at the Special Meeting SPECIAL FACTORS - Certain Effects of the Merger
          THE MERGER AGREEMENT

      (c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger THE MERGER AGREEMENT


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
REGULATION M-A ITEM 1013

      (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger


      (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger

      (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor


      (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger
          SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences



ITEM 8. FAIRNESS OF THE TRANSACTION.
REGULATION M-A ITEM 1014


     Each of the filing persons believes that the merger and its terms, as proposed, are fair to the stockholders of PRTS (other than the Acquisition Group).


      (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.


      (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Position of the Acquisition Group as to the Fairness
                            of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger
          SPECIAL FACTORS - Purpose and Structure of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.

      (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - The Special Meeting
          THE SPECIAL MEETING - Record Date, Outstanding  Voting Securities and
                                  Voting Rights
          THE SPECIAL MEETING - Required Votes
          THE MERGER AGREEMENT - Conditions
          THE MERGER AGREEMENT - Termination of the Merger Agreement


     The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. Rather, the transaction is structured to require: (i) the approval by the affirmative vote of at least a majority of the outstanding shares of PRTS common stock, and (ii) that a majority of shares not held or voted by the Acquisition Group do not vote against the transaction.


      (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SUMMARY - Opinion of Financial Advisor to Special Committee
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc.


      (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger



      (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger



ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
REGULATION M-1 ITEM 1015

      (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SUMMARY - Opinion of Financial Advisor to Special Committee
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc. Exhibit(c)(2) - Report of vFinance Investments, Inc. dated August 26,
                           2002, prepared by vFinance Investments, Inc. included herein.
          Exhibit(c)(3) - Report of  vFinance Investments, Inc.  dated August 2,
                           2002, Regarding Portal Value prepared by vFinance Investments, Inc. included herein.
          Exhibit(c)(4) - Report of vFinance Investments, Inc.  dated June  24,
                           2002, prepared by vFinance Investments, Inc. included herein.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          SUMMARY - Opinion of Financial Advisor to Special Committee
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor Appendix B - Opinion and Consent of vFinance Investments, Inc. Exhibit(c)(2) - Report of vFinance Investments, Inc. dated August 26,
                           2002, prepared by vFinance Investments, Inc. included herein.
          Exhibit(c)(3) - Report of  vFinance Investments, Inc.  dated August 2,
                           2002, Regarding Portal Value prepared by vFinance Investments, Inc. included herein.


      (c) Availability  of  Documents.  The  information  set forth in the Proxy
          Statement  under  the  caption  "WHERE   STOCKHOLDERS  CAN  FIND  MORE
          INFORMATION" is incorporated herein by reference.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-1 ITEM 1007

      (a) - (d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - Financing of the Merger
          THE SPECIAL MEETING - Expenses of Proxy Solicitation
          SPECIAL FACTORS - Certain Effects of the Merger
          SPECIAL FACTORS - Interests of Certain Persons in the Merger SPECIAL FACTORS - Financing of the Merger
          SPECIAL FACTORS - Fees and Expenses of the Merger

     Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
REGULATION M-1 ITEM 1008

      (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.


      (b) Securities Transactions. The information set forth in the Proxy Statement under the caption "COMMON STOCK PURCHASES" is incorporated herein by reference.



ITEM 12. THE SOLICITATION OR RECOMMENDATION.
REGULATION M-A ITEM 1012

      (d) Intent  To  Tender  Or  Vote  In  A  Going-Private  Transaction.   The
          information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - The Special Meeting
          THE SPECIAL  MEETING - Record  Date, Outstanding Voting Securities and
                                 Voting Rights

      (e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MERGER
          SUMMARY - The Special Meeting
          THE SPECIAL  MEETING - Record  Date, Outstanding Voting Securities and
                                 Voting Rights



ITEM 13. FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010


      (a) Financial Information. The information contained in the Consolidated Financial Statements included in PRTS' Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SELECTED FINANCIAL INFORMATION
          WHERE YOU CAN FIND MORE INFORMATION
          APPENDIX D -Annual Report on Form 10-K for the Year Ended December 31,
                      2001
          APPENDIX E -Quarterly  Report on  Form 10-Q for  the Quarterly  Period
                      Ended September 30, 2002


      (b) Pro Forma Information. Not applicable.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009

      (a) - (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:


          THE SPECIAL MEETING - Expenses of Proxy Solicitation
          SPECIAL FACTORS - Background of the Merger
          SPECIAL FACTORS - Recommendation  of  the  Special  Committee  and the
                            Board of Directors; Fairness of the Merger
          SPECIAL FACTORS - Opinion of Special Committee's Financial Advisor SPECIAL FACTORS - Interests of Certain Persons in the Merger
          Appendix B - Opinion and Consent of vFinance Investments, Inc.


ITEM 15. ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011

      (a) Other Material Information. The entirety of the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.


ITEM 16.      EXHIBITS.
REGULATION M-A ITEM 1016

Exhibit No.       Description
-----------       --------------------------------------------------------------
(a)(1)            Preliminary  Proxy  Statement  filed  with the  Securities and
                  Exchange Commission on December 23, 2002 (incorporated herein by reference to the Proxy Statement).

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders, filed with the Securities and Exchange Commission along with the Proxy
                  Statement (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated August 26, 2002 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K
                  filed   by  PartsBase,  Inc.  on  August 29, 2002,  File  No.
                  000-29727).

(c)(1) Opinion and Consent of vFinance Investments, Inc. dated August 26, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2) Report of vFinance Investments, Inc., dated August 26, 2002, prepared by vFinance Investments, Inc. included herein.

(c)(3)            Report of   vFinance Investments, Inc., dated August 2,  2002,
                  Regarding Portal Value   prepared  by  vFinance   Investments,
                  Inc. included herein.


(c)(4) Report of vFinance Investments, Inc., dated June 24, 2002, prepared by vFinance Investments, Inc. included herein.


(d) Agreement and Plan of Merger dated as of August 26, 2002 by and between PartsBase, Inc., Hammond I, Inc., Hammond Acquisition Corp. and Robert A. Hammond, Jr. (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)               Section   262  of   the  Delaware   General  Corporation  Law
                  (incorporated herein by reference to Appendix C to the Proxy Statement).

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2002

                                             PARTSBASE, INC.


                                    By:      /s/Mark J. Weicher
                                             ------------------
                                    Name:     Mark J. Weicher
                                    Title:   Chief Financial Officer



                                             HAMMOND I, INC.


                                    By:      /s/Robert A. Hammond, Jr.
                                             -------------------------
                                    Name:    Robert A. Hammond, Jr.
                                    Title:   Chief Executive Officer


                                             HAMMOND ACQUISITION CORP.


                                    By:      Robert A. Hammond, Jr.
                                             ----------------------
                                    Name:    Robert A. Hammond, Jr.
                                    Title:   Chief Executive Officer



                                             ROBERT A. HAMMOND, JR.


                                             /s/Robert A. Hammond, Jr.
                                             -------------------------
                                                Robert A. Hammond, Jr.

 Report of vFinance Investment, Inc. dated August 26, 2002 Prepared by vFinance
                               Investments, Inc.

                                Exhibit (c) (2)


vFinance, Investments, Inc.


  Report to the Special Committee of the Board of directors of PARTSBASE, INC.


                                                             August 26, 2002


     On April 10th, 2002, Robert Hammond, the Chief Executive Officer, President and Chairman of Partbase, Inc. (NASDAQ SC: PRTS) proposed a "going private" transaction where he or a related entity would pay $1.02 per share for those shares of common stock that he did not already own. The Offer was at a significant premium to the then market price of $0.72 per share. Mr. Hammond owns 9,150,000 of the 13,977,920 shares outstanding, for approximately 65%
ownership. The Company's Board of Director's then constituted a Special Committee of Directors, Pierre Narath, Thomas Van Hare and Ed McCartin to consider the offer presented for the proposed transaction. Shortly thereafter, the Company retained the services of vFinance Investments, Inc. to help the Special Committee evaluate the Fairness of the offer to shareholders and render an opinion to the Board of Directors.

     To that end, Employees of vFinance visited the Company to perform on-site due diligence, met with CEO and Chairman Robert Hammond and CFO Mark Weicher, and also meet with a second bidder who emerged and made an offer of $1.22 per share, AirOperations.com. The vFinance team spent a considerable amount of time speaking with Mark Weicher, rounding up information for due diligence and analysis purposes. The vFinance team then went about the task of performing its analysis to determine an appropriate value for the Company. The first task at hand was to define those other companies that might be considered "comparable" to Partsbase. In reality, PRTS is somewhat unique in the manner in which it operates, enabling e-commerce for the aviation industry, allowing vendors, manufacturers and end-users to post, sell and trade parts for all kinds of aircraft at a special portal. The model is subscription-based, with buyers and sellers paying a fee for the right to post on the website, and the Company receives a small piece of each transaction as well.

     As mentioned, this model differs in that no parts are ever taken into inventory, so the company cannot be compared with traditional vendors of aircraft parts. We then decided that a comparable analysis should look at companies that attempt to facilitate e-commerce within specific industry segments, or are online databases that can be searched and data mined. Attached is Exhibit A, which is a listing of those companies that fit the parameters defined above. The Companies cut across many different industry segments, vary in size in terms of market capitalization and revenues. Some demographics of our selected sample are in order.

Exhibit A

Autobytel, Inc. is an Internet automotive marketing services company dedicated to helping retailers sell cars and manufacturers build brands through hyper-efficient marketing and CRM (customer relationship management) tools and programs. Autobytel, Inc. owns and operates four (4) websites; Autobytel.com, Autoweb.com, Carsmart.com, and AutoSite.com. The Company also provides automotive marketing data and technology through its AIC (Automotive Information Center) division.

CareScience, Inc. is a provider of online care management services and clinical information technology to the healthcare industry. Its products collect, share, store and analyze clinical data generated by more than 100 health information systems. The Company provides consulting services to healthcare providers that support strategic planning and clinical operations, with a special emphasis on mentoring physicians and other clinical leaders in operational and executive roles. For the pharmaceutical and biotechnology industries, the Company provides tools and services that shorten the drug development cycle and improve development yield.

Claimsnet.com, Inc. is an electronic commerce company engaged in healthcare transaction processing for the medical and dental industries by means of the Internet. The Company's proprietary software allows healthcare providers to prepare healthcare claims interactively on the Internet and electronically transmits the claims to the Company for processing. The Company's HealthExchange is a set of Internet-based healthcare applications designed to provide all four core health network constituents: self-insured employers, health plans, doctors and employee/members (consumers) with highly customized administrative services, health and disease management tools, and e-commerce opportunities. The Company's Website is structured into three sections; Public Internet, Client Extranet and Private Intranet.

DagMedia, Inc. publishes and distributes yellow page directories in print and on the Web, both in mainstream yellow page industry as well as targeted niche markets in the New York Metropolitan Area. The Company sells yellow page advertisements as part of an overall media package that includes print advertising, online advertising and other value added services such as its referral service and consumer discount club.The Company operates three Internet portals: a mainstream general portal, Newyellow.com, targeting the general population; Jewishyellow.com, targeting worldwide Jewish communities and JewishMasterguide.com, targeting the ultra-orthodox Hasidic communities.

FreeMarkets, Inc. creates business-to-business online auctions (Markets) and provides software and services to help buyers purchase or source industrial parts, raw materials, commodities and services. The Company's sourcing solutions combine Web-based technology, market operations, supply market information and commodity expertise so that its customers can identify savings and enhance the efficiency of the process by which they source goods and services. The Company's portfolio of sourcing solutions includes the FullSource offering and the QuickSource software application. FreeMarkets' FullSource offering enables its customers to access its Web-based technology, market operations, supply market information, commodity expertise and sourcing services, and QuickSource software gives customers access to its Web-enabled technology in order to create and run online markets on their own.

Neoforma, Inc. , formerly Neoforma.com, Inc., is a healthcare supply chain solutions company. Neoforma offers two broad groups of Internet-based products and services to address the significant challenges of the healthcare supply chain: Marketplace Applications and Trading Partner Services. Marketplace Applications are the Internet-based software products that the Company provides to its healthcare trading partners. These applications consist of Access Manager, Requisition Manager, Order Manager, Report Manager, Catalog Manager and NeoConnect. Through its Trading Partner Services, the Company offers comprehensive e-commerce solutions for hospitals by delivering robust and economical technology and a variety of advisory and specialty services to help healthcare organizations accelerate their readiness to adopt e-commerce and increase the effectiveness and results of e-commerce initiatives. Trading Partner Services include Item Data Readiness, Custom Connectivity and Staff Augmentation.

PurchasePro.com, Inc. is a provider of Internet business-to-business e-commerce products and services. The Company's products and services enable customers to establish and operate online marketplaces utilizing its "powered by PurchasePro" brand, which enables businesses of all sizes to easily buy and sell products and services, enhancing sales opportunities and reducing procurement costs. The Company's marketplace solutions respond to common corporate transactional needs, including e-Procurement for corporate procurement, v-Distributor for online and off-line distributors and e-MarketMaker for Internet market makers. As of December 31, 2000, the Company's global marketplace was comprised of hundreds of marketplaces and more than 140,000 businesses in more than 100 different vertical industries.

SourcingLink.net, Inc. provides comprehensive merchandise sourcing solutions for the retail industry. The Company's Internet-based, hosted solutions for the pre-order phase of business-to-business merchandise procurement enable retailers to organize, automate and significantly reduce the cost of their merchandise sourcing activities by searching for and connecting directly with retail merchandise suppliers around the globe. The Company's MySourcingCenter solution provides an online location for search and display functions, and links and manages the data and communications between retailers and merchandise suppliers, organizing and automating sourcing, or pre-order merchandise procurement activities, over the Internet. SNET also provides professional services for pre-order merchandise procurement called, Strategic Sourcing Services.

Verticalnet, Inc. is a provider of Collaborative Supply Chain solutions enabling its customers to transform their supply chains to drive competitive advantage. The Company's software provides visibility into critical data allowing organizations to communicate, collaborate and conduct commerce more effectively across the extended value chain. With Collaborative Supply Chain applications including Strategic Sourcing, Collaborative Planning and Order Management, Verticalnet offers a broad integrated supply chain solution delivered through a multi-party collaborative foundation. Differentiated from enterprise-centric solutions, Verticalnet's Collaborative Supply Chain solutions drive significant cost and inventory reductions and top-line revenue growth by enabling customers to harness opportunities for enhanced visibility, comprehension and response across the multiple enterprises that make up their supply chain.

ViaLink Company. provides subscription-based, business-to-business electronic commerce services that enable food industry participants to efficiently manage their highly complex supply chain information. The Company's core service, syncLink, allows manufacturers, wholesalers, distributors, sales agencies (such as food brokers) retailers and foodservice operators to communicate and synchronize item, price and promotion information in a more cost-effective and accessible way than has been possible using traditional electronic and paper-based methods. viaLink's additional services, which are all built on the syncLink foundation, include distribuLink for chain pricing data and the viaLink Partner Package, the Company's advanced e-business practices product suite.

Vicinity Corporation. is a provider of Enterprise Location Services (ELS) solutions to Global 2000 companies across Web, wireless and speech platforms. The Company's services provide its clients a means of directing online consumers who are interested in purchasing its clients' products to local brick-and-mortar stores. Vicinity's services extend the reach of its clients' Internet presence by providing a link through major portals and search engines to consumers using the Internet to research products and services prior to making a purchase decision. Vicinity unifies and enriches Web, wireless and speech inquiries in order to catalyze a fundamental improvement in the customer experience. The Company turns location information into a coherent, rich source of knowledge and embedded location intelligence into the fabric of the organization. Vicinity's ELS solutions are available across the globe and in multiple languages.


     A total of eleven (11) companies that we believe fit our defined parameters were included in our comparable sample. They range in market capitalization size from $2.2 million to $619.3 million, with a mean market capitalization of $100 million. The majority of the companies fall within the venue of E-commerce enabling, with no specific industry focus, while Healthcare E-commerce companies composed the next largest segment. Automotive E-commerce and Database/Print Media round out the companies in the sample. The range of year-end 2001 revenues generated by this group varied from $1.43 million to $148 million, with a mean of $41.6 million, as compared to the $6.0 million generated by Partsbase, Inc. in 2001.

     Having reviewed the operating demographics of this sample set and determined that Partsbase fell within the parameters of this group, we began to set forth the basis of our analysis. In the end, we settled on 3 analytical techniques; Comparable Company Analysis, Buy-Out/Acquisition Analysis, and

Liquidation Analysis, to arrive at what we felt was a proper valuation range for PartsBase, Inc.

     In terms of Comparable Analysis, we saw that it would not be possible to perform the analysis using earnings or cashflow as the valuation methodology, mainly because most of these companies are currently not generating earning or cashflow. As such, we determined that we would derive multiples based off of Market Price and Enterprise Value. These two items would be compared to each company's Revenue, EBITDA (Earnings before Interest, Taxes, Depreciation & Amortization), EBIT (Earnings before Interest and Taxes) and Net Assets. These multiples, once derived from our sample set, would be the "Industry Multiples" that would be applied against PRTS's operating statistics to arrive at its value. Based on this analysis, the range of per share prices worked out to be $1.44 to $2.05 per share. (See Exhibit B )


Trading Multiples for Selected Publicly Traded Companies

Exhibit B
                            Stock                   Market    Price    Price    MRQ                             Enterprise Value to
                            Price   % of    Market  to Book  to TTM   to TTM   Debt to  P/E Ratio   Enterprise  TTM    TTM       TTM
Company            Ticker  6/21/02  High    Value    Value     Rev.   EBITDA   Equity   2001  2002    Value     Rev.  EBITDA    EBIT
------------------------------------------------------------------------------------------------------------------------------------
Autobytel, Inc     ABTL   $ 2.65    63%    $ 85,308  1.9x    1.14x    - 3.4x    0.00x   n.a   n.a.  $ 57,976    0.77x - 2.3x  - 2.1x
CareScience, Inc.  CARE     1.25    56%      16,949  0.9x    1.28x    - 2.2x    0.02x   n.a.  n.a.    (3,156)  -0.24x   0.4x    0.3x
Claimsnet.com      CLAI     0.30     9%       4,345  6.8x    3.88x    - 1.0x    0.00x   n.a.  n.a.     3,264    2.92x - 0.7x  - 0.7x
DagMedia, Inc.     DAGM     1.52    87%       4,639  0.6x    0.82x    -15.3x    0.00x   n.a.  n.a     (2,354)  -0.42x   7.8x    5.8x
FreeMarkets, Inc.  FMKT    11.19    38%     461,895  3.2x    2.91x    -26.2x    0.02x   n.a.  n.a.   349,376    2.20x -19.8x  - 9.1x
Neoforma, Inc.     NEOF    12.33    40%     228,956  1.0x    5.83x    - 2.6x    0.09x   n.a.  n.a.   234,766    5.98x - 2.6x  - 1.6x
PurchasePro.com,
 Inc.              PPRO     0.63    18%      60,288  2.8x    2.36x    - 0.3x    0.24x   n.a.  n.a.    58,659    2.30x - 0.3x  - 0.2x
SourcingLink.net,
 Inc.              SNET     0.38    22%       3,095  1.5x    0.84x    - 1.9x    0.00x   n.a.  n.a.       788    0.21x - 0.5x  - 0.4x
Verticalnet, Inc.  VERT     0.23     7%      26,285 -0.3x    0.27x    - 0.2x   -0.27x   n.a.  n.a.    16,303    0.17x - 0.1x  - 0.2x
ViaLink Company    VLINK    0.13     2%      16,462 -3.3x    4.22x    - 0.9x    0.00x   n.a.  n.a     11,677    2.99x - 0.6x  - 0.6x
Vicinity
 Corporation       VCNT     1.99    83%      53,089 -0.8x    2.93x    - 7.6x   -0.01x   n.a.  n.a    (33,273)  -1.84x   4.7x    2.6x

                         |----------------------------------------------------------------------------------------------------------
                         | Mean     39%              1.3x    2.41x    - 5.6x    0.01x   n.a.  n.a.              1.37x - 1.3x  - 0.6x
                         | Median   30%              1.0x    2.36x    - 2.2x    0.00x   n.a.  n.a.              0.77x - 0.5x  - 0.4x
                         |----------------------------------------------------------------------------------------------------------

PartsBase, Inc.    PRTS     1.21    68%      16,913  0.7x    2.8x     - 3.7x    0.00x   n.a.  n.a     (6,929)  -1.16x   1.5x    1.2x

------------------------------------------------------------------------------------------------------------------------------------


Exhibit B-Continued


                            Enterprise
                             Value to
Company            Ticker   Net Assets
-------------------------------------
Autobytel, Inc.    ABTL         3.4x
CarScience, Inc.   CARE         7.0x
Claimsnet.com      CLAI       - 7.3x
DagMedia, Inc.     DAGM       - 3.1x
FreeMarkets, Inc.  FMKT        10.7x
Neoforma, Inc.     NEOF         1.0x
PurchasePro.com,
 Inc.              PPRO         2.9x
SourcingLink.net,
 Inc.              SNET       - 3.2x
Verticalnet, Inc.  VERT       - 0.2x
VitaLink Company   VLNK       - 1.2x
Vicinity
 Corporation       VCNT         0.2x

|-----------------------------------|
|Mean                           0.9x|
|Median                         0.2x|
|-----------------------------------|

--------------------------------------------------------------------------------

                                    Market  Price
                                 Industry Multiples
                      -------------------------------------------
                       Data          Multiple       Equity Value
                      --------     -----------    ---------------
Revenue               $(5,993)        2.41x         $  14,427
EBITDA                 (4,630)       -5.58x         $  25,849

                                         |-------------------|
                                         |Mean      $  20,138|
                                         |Median    $  20,138|
                                         |-------------------|


                                  Enterprise Value
                                  Industry Multiples
                    ------------------------------------------------------------
                      Data    Multiple      EV     Cash     Debt    Equity Value
                    ------------------------------------------------------------
Revenue             $ 5,993    1.37x     $ 8,197 $ 23,842   $ -       $ 32,039
EBITDA              $(4,630)  -1.27x     $ 5,900 $ 23,842   $ -       $ 29,742
EBIT                $(5,610)  -0.61x     $ 3,401 $ 23,842   $ -       $ 27,243
Book Value of
 Net Assets         $ 1,610    0.93x     $ 1,493 $ 23,842   $ -       $ 25,335

                                                           |------------------|
                                                           |Mean      $ 28,590|
                                                           |Median    $ 28,493|
                                                           |------------------|


     We then went back to our sample set and determined that 2 companies in particular, FreeMarkets, Inc., and Neoforma, Inc. were skewing the analysis as they were much larger in terms of market capitalization than the others, even though they were similar in operating methods. We then decided to evaluate the comparables and price ranges with them out of the analysis (See Exhibit C), and the effect was drastic. The range fell t o$1.02 to $1.65 per share, when the analysis reflected those companies closer in market capitalization to PartBase. In the end, we will make use of both sets of comparable analyses, as each is a valid manner by which to examine PRTS's value.



Trading Multiples for Selected Publicly Traded Companies

Exhibit C
                            Stock                   Market    Price    Price    MRQ                             Enterprise Value to
                            Price   % of    Market  to Book  to TTM   to TTM   Debt to  P/E Ratio   Enterprise  TTM    TTM       TTM
Company            Ticker  6/21/02  High    Value    Value     Rev.   EBITDA   Equity   2001  2002    Value     Rev.  EBITDA    EBIT
------------------------------------------------------------------------------------------------------------------------------------
Autobytel, Inc     ABTL   $ 2.65    63%    $ 85,308  1.9x    1.14x    - 3.4x    0.00x   n.a   n.a.  $ 57,976    0.77x - 2.3x  - 2.1x
CareScience, Inc.  CARE     1.25    56%      16,949  0.9x    1.28x    - 2.2x    0.02x   n.a.  n.a.    (3,156)  -0.24x   0.4x    0.3x
Claimsnet.com      CLAI     0.30     9%       4,345  6.8x    3.88x    - 1.0x    0.00x   n.a.  n.a.     3,264    2.92x - 0.7x  - 0.7x
DagMedia, Inc.     DAGM     1.52    87%       4,639  0.6x    0.82x    -15.3x    0.00x   n.a.  n.a     (2,354)  -0.42x   7.8x    5.8x
PurchasePro.com,
 Inc.              PPRO     0.63    18%      60,288  2.8x    2.36x    - 0.3x    0.24x   n.a.  n.a.    58,659    2.30x - 0.3x  - 0.2x
SourcingLink.net,
 Inc.              SNET     0.38    22%       3,095  1.5x    0.84x    - 1.9x    0.00x   n.a.  n.a.       788    0.21x - 0.5x  - 0.4x
Verticalnet, Inc.  VERT     0.23     7%      26,285 -0.3x    0.27x    - 0.2x   -0.27x   n.a.  n.a.    16,303    0.17x - 0.1x  - 0.2x
ViaLink Company    VLINK    0.13     2%      16,462 -3.3x    4.22x    - 0.9x    0.00x   n.a.  n.a     11,677    2.99x - 0.6x  - 0.6x
Vicinity
 Corporation       VCNT     1.99    83%      53,089 -0.8x    2.93x    - 7.6x   -0.01x   n.a.  n.a    (33,273)  -1.84x   4.7x    2.6x

                         |----------------------------------------------------------------------------------------------------------
                         | Mean     39%              1.1x    1.97x    - 3.6x    0.00x   n.a.  n.a.              0.76x   0.9x    0.5x
                         | Median   30%              0.9x    1.28x    - 1.9x    0.00x   n.a.  n.a.              0.21x - 0.3x  - 0.2x
                         |----------------------------------------------------------------------------------------------------------

PartsBase, Inc.    PRTS     1.21    68%      16,913  0.7x    2.8x     - 3.7x    0.00x   n.a.  n.a     (6,929)  -1.16x   1.5x    1.2x

------------------------------------------------------------------------------------------------------------------------------------



Exhibit C-Continued


                            Enterprise
                             Value to
Company            Ticker   Net Assets
-------------------------------------
Autobytel, Inc.    ABTL         3.4x
CarScience, Inc.   CARE         7.0x
Claimsnet.com      CLAI       - 7.3x
DagMedia, Inc.     DAGM       - 3.1x
PurchasePro.com,
 Inc.              PPRO         2.9x
SourcingLink.net,
 Inc.              SNET       - 3.2x
Verticalnet, Inc.  VERT       - 0.2x
VitaLink Company   VLNK       - 1.2x
Vicinity
 Corporation       VCNT         0.2x

|-----------------------------------|
|Mean                         - 0.2x|
|Median                       - 0.2x|
|-----------------------------------|

--------------------------------------------------------------------------------


Exhibit B-Continued

                                    Market  Price
                                 Industry Multiples
                      -------------------------------------------
                       Data          Multiple       Equity Value
                      --------     -----------    ---------------
Revenue               $(5,993)        1.97x         $  11,815
EBITDA                 (4,630)       -3.63x         $  16,814

                                         |-------------------|
                                         |Mean      $  14,315|
                                         |Median    $  14,315|
                                         |-------------------|


                                  Enterprise Value
                                  Industry Multiples
                    ------------------------------------------------------------
                      Data    Multiple      EV      Cash     Debt   Equity Value
                    ------------------------------------------------------------
Revenue             $ 5,993    0.76x     $ 4,573  $ 23,842   $ -       $ 28,415
EBITDA              $(4,630)  -1.27x     $(4,320) $ 23,842   $ -       $ 19,522
EBIT                $(5,610)  -0.61x     $(2,894) $ 23,842   $ -       $ 20,948
Book Value of
 Net Assets         $ 1,610    0.93x     $  (255) $ 23,842   $ -       $ 23,587

                                                            |------------------|
                                                            |Mean      $ 23,118|
                                                            |Median    $ 22,267|
                                                            |------------------|

     After examining the selected universe of somewhat comparable companies, we analyzed buyouts of similar sized companies (See Attached Exhibit D) in related sectors. It shows the transaction prices, market capitalizations, premiums paid above the market price from the date of offer, and the amount of cash listed on the target company's book as a percentage of it's market capitalization. Four target companies were examined that were similar to slightly larger in size in market capitalization to PartsBase, Inc. The buyouts ranged in size from $10.8 million to $93.5 million, with two structured as all stock transactions, one as a combination of cash and stock, and the final one as all cash. Given the small size of the sample (many e-commerce enabling companies went bankrupt during the Dot.com bust, with the assets being acquired at fire sale prices.), it is difficult to infer any statistical trends from the data, as each transaction differs significantly. One thing that does come through in the data is that transactions do occur at a value less than the actual cash listed on the balance sheet. In those scenarios where the enterprise value, defined as the market value of the company's equity plus debt less the cash on the balance sheet is negative, the implication is that the operating business should not be valued on a going concern basis. It cannot be ascertained if the implication is due to a flawed operating model, ineffective management, slower than expected development of industry fundamentals, or lack of demand for product reflective of decreased spending for technology investments. Irrespective of the reason, the analysis indicates that the mean premium to market price paid for the acquisitions in this sample set was 54%, which applied to the initial market price, yields a price of $1.11. Applying the mean percentage of balance sheet cash to offering price (75%) we arrive at a price of $1.28, effectively making the range $1.11 to $1.28 for our sample buyout set.

Exhibit D

Leapnet, Inc. provides a wide range of services to help companies market their products or services via the Internet as well as traditional advertising and other offline media. The Company provides Internet marketing and brand development, content production, creative design, and Web site localization. Leapnet also provides television, print and radio advertising, among other services.

eShare Communications, Inc. provides unified Web and telephony customer contact management software and services. The Company's products are for use in customer contact centers, electronic commerce, and online communities. eShare's customers include organizations in financial services, retail, media, and communications industries.

Open Market, Inc. develops, markets, licenses and supports software products and services. The Company's products allow its customers to engage in business-to-consumer and business-to-business Internet commerce, information commerce and commercial publishing.

Viant Corporation.  designs and develops Internet strategy solutions, electronic
commerce  solutions,   business  partner  solutions,  and  internal  information
solutions.



Valuation Comparison of Comparable BuyOuts
(Amounts in thousands except per share data or where noted)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Premium/
                                                                              Price per                 Cash on    (Discount)
                             Ticker     Date of     Value of     Price per   Share Prior   Shares      Balance       Offer
Company Name                 Symbol      Offer     Offer (000's)    Share     to Offer   Outstanding  Sheet(mrq)     Market
------------------------------------------------------------------------------------------------------------------------------------
Leapnet, Inc.                LEAP     21-Nov-01     $10,806        $ 1.85     $ 1.66        5,841      $ 14,927         11%
eShare Communications, Inc.  ESHR     09-Jul-01     $71,000        $ 3.24     $ 1.28       21,931      $ 13,983        153%
Open Market, Inc.            OMKT     16-Aug-01     $54,000        $ 1.14     $ 1.11       47,214      $  9,276          3%
Vaint Corporation            VIAN     05-Apr-02     $93,500        $ 1.91     $ 1.30       48,997      $116,057         47%

------------------------------------------------------------------------------------------------------------------------------------

PartsBase                    PRTS     10-Apr-02     $18,311        $ 1.31     $ 0.72       13,978      $ 23,842         82%
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       |-------------------|
                                                                                                       |Mean            54%|
                                                                                                       |Median          29%|
                                                                                                       |-------------------|


Valuation Comparison of Comparable BuyOuts - Continued
(Amounts in thousands except per share data or where noted)
-----------------------------------------------------------
                                       % of Balance
                             Ticker      Sheet Cash
Company Name                 Symbol   Offering Price
----------------------------------------------------
Leapnet, Inc.                LEAP           138%
eShare Communications, Inc.  ESHR            20% *
Open Market, Inc.            OMKT            17% *
Viant Corporation            VIAN           124% #

PartsBase, Inc.              PRTS           130%
----------------------------------------------------
* denotes acquisition for stock.
# denotes pending acquisition for stock and cash.


                             |------------------|
                             |Mean           75%|
                             |Median         72%|
                             |------------------|


     We touched upon the concept of negative enterprise value, where the market value of the debt and equity less cash on the balance sheet was negative, implying little or no operating value should be assigned to the Operating Business. While we do not attempt to evaluate the merits of the PRTS operating model, the following analysis assumes that the assets of the Company are to be liquidated, and we attempt to assign values and arrive at a per share Liquidation price. For the basis of our analysis, noted as Exhibit E, we decided to take a conservative approach and look at the value of the assets on a "worst case" scenario, typified when one is a motivated seller, in a low demand market. We started by examining the assets on the Balance sheet as of 3/31/02 and made certain assumptions to the recoverability of value in that asset. Regarding the Cash on the Balance Sheet, we assumed that Current Liabilities would be paid in full, and a contingency reserve to settle outstanding leases and other expenses such as D&O insurance would reduce the amount available to Shareholders. We estimated that amount at $20,389,000. The greatest offset to Cash was Deferred Revenue, which was cash collected without the Company having provided the service. As a corollary of this item, we assumed that once contracts were invalidated, a significant portion of the Accounts Receivable may become uncollectible. We estimated a 50% collection rate on the A/R, adding another $548,000 to the value. We also assumed no recovery of prepaid expenses, and listed $0 for that item.

     Next, we moved on to examine the Longer-term assets on the balance sheet, which included Furniture and Fixtures, Automobiles, Equipment and Software. Recovery of value on these items is far more difficult, as the glut of these forms of hard assets, resulting from numerous "Dot.com", Telecom, and other bankruptcies, has caused prices to drop precipitously. We basically viewed recovery on the hard assets at approximately $0.20 on the dollar on a weighted average basis, or $464,000, with minimal amounts for furniture and fixtures and software, and greater amounts on Equipment and automobiles. We did not assign a recovery value on Restricted Cash, which backs an irrevocable Letter of Credit, and Other Assets. The total of these amounts work out to be $21,401,000, which equates to approximately $1.53 per share.


Valuation: Liquidation Scenario
(Amounts in thousands except per share data or where noted)

                             Balance Sheet
Exhibit E                        Data

                                                   Liquidation
                                  3/31/2002           Value
                                  ---------        ------------  -------------------------------------------------------------------
Current Assets
--------------
Cash                                $23,843         $20,389 *    Calculated by taking Bal.Sheet cash @3/31/02, and subtracting total liabilites.

A/R                                   1,096             548 #     Assumes a 50% collection rate of A/R at plus an additional $500k for lease

Prepaid Exp.                            288               0 %     Assumes no recovery of prepaid expenses and other contingencies.
                                     ------

Total Current Assets                $25,227

P,P&E                                 2,281             464 &     Assumes 30k for F&F, 51k for Auto, 230k for Equip, and 150k for
                                                                   Software.

CD - Restricted Cash                    840               0 %%    Assumes no recovery of Restricted Cash, which secures an
                                                                   Irrevocable LOC.

Other                                    51               0 %%%   Assumes no recovery of Other.
                                     ------

Total Assets                        $28,399         $21,401

                                                    $1.53  Per share
Current Liabilities
-------------------
A/P                                    $189
Accrued & Other                         457
Deferred Rev.                         2,308
                                      -----

Total Current Liabilities            $2,954

Stockholder's Equity
Preferred                                 0
Common                                   14
Add. Paid in Capital                 53,233
Accum. Deficit                      (27,802)
                                   ---------

Total Stockholder's Equity           25,445

Total Liab. & SE                    $28,399


     We have examined 3 valuation methodologies, with 2 iterations on Comparable Analysis, and arrived at ranges of $1.44 to $2.05 for Comparables which include large market cap competitors, $1.02 to $1.65 for Comparables of like market cap, $1.11 to$1.28 for Buy Out valuations, and $1.53 under a possible Liquidation scenario. The average of these methodologies is a range of $1.28 per share to $1.63 per share, which we are prepared to represent to the Special Committee as the acceptable range of offers to be considered for a possible acquisition or going private transaction for Partsbase ,Inc.


     Pursuant to a request by the Special Committee, and in answer to a 13-D filing by two of the Company's largest institutional holders, which collectively held 10.5% of the shares outstanding, vFinance was asked to arrive at a value for the portal assets and collectively work with the Special Committee to solicit bids for those assets to determine if the combination of an asset sale with a distribution of cash from the company may result in a larger overall value with a greater degree of certainty to shareholders rather than an outright sale to any one bidder.

     We valued the portal assets using two methodologies; Specific identification of portal assets, and valuation of the portal assets based on subscription revenues. The subscription valuations were base on a review of trailing twelve months and a forecast for a forward looking twelve months. The figure arrived at for the portal based on balance sheet assets, was $3.4 million, while the range of values based on subscription revenue was $3.6 to $4.0 million.

     We then circled back with a number of interested parties who had expressed interest in the portal assets. One bid was submitted by Harold van Arnem and a another by "Company X". The offer by van Arnem was listed as $4 million, but when netted against A/R and working capital givebacks, equaled approximately $1.5 million, and would have required that the Company hold an 18 month note. The second offer by "Company X" was put at a range of $3 - $4 million, with no financing contingencies, but was subject to adjustments upon completed due diligence. As such, we advised the Special Committee that if in It's own opinion, it could not be assured of getting additional value on an asset sale, it should conclude that it was not in the best interest of shareholders to pursue this path.

     Finally, a revised offer from Robert Hammond has been submitted at $1.41 per share, with certain contingencies, which we feel comfortable enough with that we will opine is fair to shareholders.

    Report of vFinance Investment, Inc. dated August 2, 2002 Regarding Portal
                  Value Prepared by vFinance Investments, Inc.

                                Exhibit (c) (3)


PartsBase, Inc.

Valuation: Portal Sale Scenarios
As of August 2, 2002
(Amounts in thousands except per share data or where noted)

1.) Balance Sheet Assets related Portal

                                                               Amended
                                               6/30/2002      6/30/2002
                                               ---------     ----------
Current Assets
Cash                                           $22,821          $    0 *
A/R                                                393             393
Prepaid Exp.                                       314             314
                                                ------
Total Current Assets                           $23,528

P,P&E                                            2,002           2,002
CD - Restricted Cash                               660             660
Other                                               38              38
                                                ------           -----
Total Assets                                   $26,228          $3,407

---------------------------------
* Reflects offseting amounts of $2,207 of cash and $2,207 in deferred revenues. ** Balance sheet cash as of 6/30/02 less deferred revenue. Actual cash may be less.

Sale of Portal "Hard Assets", reflecting a going concern, not liquidation
yields a price of :                   $0.24 per share

Remaining cash **                     $1.47
                                       ----
Totals                                $1.71 per share

2a.) Subscription based Valuation,
       Trailing twelve (12) months


                               Deferred               Earned         Written Off
                               --------              --------        -----------
           Jul-01               349,440               303,014            20,256
           Aug-01               508,982               295,017            42,165
           Sep-01               316,480               370,645            41,754
           Oct-01               392,432               348,464            59,385
           Nov-01               360,479               375,374            84,192
           Dec-01               491,280               372,689            27,601
           Jan-02               482,945                     0           389,827
           Feb-02               389,748               402,885            23,811
           Mar-02               403,497               382,515            13,989
           Apr-02               276,278               371,084            25,933
           May-02               424,864               362,413            23,119
           Jun-02               344,945               365,801            10,183
                              ---------             ---------           --------
           Totals             4,741,370             3,949,901           762,215

Based on a range of $3,949,901 at low end (Deferred less Write Off) versus $3,979,155 at high end (Earned amount), Portal should be valued at:
          Low         $0.28per share
          High        $0.28per share


2b.) Subscription based Valuation,
       Forecasted

                   1/02 - 6/02        1/02 - 6/02      1/02 - 6/02
                     Average            Average          Average
                    Deferred            Earned         Written Off
                   -----------        -----------     ------------
Per month           387,046             314,116           81,144


Annualized        4,644,554           3,769,396          973,724


Based on a range of $3,670,830 at low end (Deferred less Write Off) versus $3,769,396 at high end (Earned amount), Portal should be valued at:
          Low         $0.26per share
          High        $0.27per share

----------------------------------------------------------
Shares Outstanding used in all calculations is 13,977,920.

Forecasted Amount is the average monthly times 12 months.

 Report of vFinance Investment, Inc. dated June 24, 2002  Prepared  by  vFinance
                                Investments, Inc.

                                Exhibit (c) (4)


vFinance, Investments, Inc.


  Report to the Special Committee of the Board of Directors of PARTSBASE, INC.


                                                                  June 24, 2002


     On April 10th, 2002, Robert Hammond, the Chief Executive Officer, President and Chairman of Partbase, Inc. (NASDAQ SC: PRTS) proposed a "going private" transaction where he or a related entity would pay $1.02 per share for those shares of common stock that he did not already own. The Offer was at a significant premium to the then market price of $0.72 per share. Mr. Hammond owns 9,150,000 of the 13,977,920 shares outstanding, for approximately 65%
ownership. The Company's Board of Director's then constituted a Special Committee of Directors, Pierre Narath, Thomas Van Hare and Ed McCartin to consider the offer presented for the proposed transaction. Shortly thereafter, the Company retained the services of vFinance Investments, Inc. to help the Special Committee evaluate the Fairness of the offer to shareholders and render an opinion to the Board of Directors.

     To that end, Employees of vFinance visited the Company to perform on-site due diligence, met with CEO and Chairman Robert Hammond and CFO Mark Weicher, and also meet with a second bidder who emerged and made an offer of $1.22 per share, AirOperations.com. The vFinance team spent a considerable amount of time speaking with Mark Weicher, rounding up information for due diligence and analysis purposes. The vFinance team then went about the task of performing its analysis to determine an appropriate value for the Company. The first task at hand was to define those other companies that might be considered "comparable" to Partsbase. In reality, PRTS is somewhat unique in the manner in which it operates, enabling e-commerce for the aviation industry, allowing vendors, manufacturers and end-users to post, sell and trade parts for all kinds of aircraft at a special portal. The model is subscription-based, with buyers and sellers paying a fee for the right to post on the website, and the Company receives a small piece of each transaction as well.

     As mentioned, this model differs in that no parts are ever taken into inventory, so the company cannot be compared with traditional vendors of aircraft parts. We then decided that a comparable analysis should look at companies that attempt to facilitate e-commerce within specific industry segments, or are online databases that can be searched and data mined. Attached is Exhibit A, which is a listing of those companies that fit the parameters defined above. The Companies cut across many different industry segments, vary in size in terms of market capitalization and revenues. Some demographics of our selected sample are in order.

Exhibit A

Autobytel, Inc. is an Internet automotive marketing services company dedicated to helping retailers sell cars and manufacturers build brands through hyper-efficient marketing and CRM (customer relationship management) tools and programs. Autobytel, Inc. owns and operates four (4) websites; Autobytel.com, Autoweb.com, Carsmart.com, and AutoSite.com. The Company also provides automotive marketing data and technology through its AIC (Automotive Information Center) division.

CareScience, Inc. is a provider of online care management services and clinical information technology to the healthcare industry. Its products collect, share, store and analyze clinical data generated by more than 100 health information systems. The Company provides consulting services to healthcare providers that support strategic planning and clinical operations, with a special emphasis on mentoring physicians and other clinical leaders in operational and executive roles. For the pharmaceutical and biotechnology industries, the Company provides tools and services that shorten the drug development cycle and improve development yield.

Claimsnet.com, Inc. is an electronic commerce company engaged in healthcare transaction processing for the medical and dental industries by means of the Internet. The Company's proprietary software allows healthcare providers to prepare healthcare claims interactively on the Internet and electronically transmits the claims to the Company for processing. The Company's HealthExchange is a set of Internet-based healthcare applications designed to provide all four core health network constituents: self-insured employers, health plans, doctors and employee/members (consumers) with highly customized administrative services, health and disease management tools, and e-commerce opportunities. The Company's Website is structured into three sections; Public Internet, Client Extranet and Private Intranet.

DagMedia, Inc. publishes and distributes yellow page directories in print and on the Web, both in mainstream yellow page industry as well as targeted niche markets in the New York Metropolitan Area. The Company sells yellow page advertisements as part of an overall media package that includes print advertising, online advertising and other value added services such as its referral service and consumer discount club.The Company operates three Internet portals: a mainstream general portal, Newyellow.com, targeting the general population; Jewishyellow.com, targeting worldwide Jewish communities and JewishMasterguide.com, targeting the ultra-orthodox Hasidic communities.

FreeMarkets, Inc. creates business-to-business online auctions (Markets) and provides software and services to help buyers purchase or source industrial parts, raw materials, commodities and services. The Company's sourcing solutions combine Web-based technology, market operations, supply market information and commodity expertise so that its customers can identify savings and enhance the efficiency of the process by which they source goods and services. The Company's portfolio of sourcing solutions includes the FullSource offering and the QuickSource software application. FreeMarkets' FullSource offering enables its customers to access its Web-based technology, market operations, supply market information, commodity expertise and sourcing services, and QuickSource software gives customers access to its Web-enabled technology in order to create and run online markets on their own.

Neoforma, Inc. , formerly Neoforma.com, Inc., is a healthcare supply chain solutions company. Neoforma offers two broad groups of Internet-based products and services to address the significant challenges of the healthcare supply chain: Marketplace Applications and Trading Partner Services. Marketplace Applications are the Internet-based software products that the Company provides to its healthcare trading partners. These applications consist of Access Manager, Requisition Manager, Order Manager, Report Manager, Catalog Manager and NeoConnect. Through its Trading Partner Services, the Company offers comprehensive e-commerce solutions for hospitals by delivering robust and economical technology and a variety of advisory and specialty services to help healthcare organizations accelerate their readiness to adopt e-commerce and increase the effectiveness and results of e-commerce initiatives. Trading Partner Services include Item Data Readiness, Custom Connectivity and Staff Augmentation.

PurchasePro.com, Inc. is a provider of Internet business-to-business e-commerce products and services. The Company's products and services enable customers to establish and operate online marketplaces utilizing its "powered by PurchasePro" brand, which enables businesses of all sizes to easily buy and sell products and services, enhancing sales opportunities and reducing procurement costs. The Company's marketplace solutions respond to common corporate transactional needs, including e-Procurement for corporate procurement, v-Distributor for online and off-line distributors and e-MarketMaker for Internet market makers. As of December 31, 2000, the Company's global marketplace was comprised of hundreds of marketplaces and more than 140,000 businesses in more than 100 different vertical industries.

SourcingLink.net, Inc. provides comprehensive merchandise sourcing solutions for the retail industry. The Company's Internet-based, hosted solutions for the pre-order phase of business-to-business merchandise procurement enable retailers to organize, automate and significantly reduce the cost of their merchandise sourcing activities by searching for and connecting directly with retail merchandise suppliers around the globe. The Company's MySourcingCenter solution provides an online location for search and display functions, and links and manages the data and communications between retailers and merchandise suppliers, organizing and automating sourcing, or pre-order merchandise procurement activities, over the Internet. SNET also provides professional services for pre-order merchandise procurement called, Strategic Sourcing Services.

Verticalnet, Inc. is a provider of Collaborative Supply Chain solutions enabling its customers to transform their supply chains to drive competitive advantage. The Company's software provides visibility into critical data allowing organizations to communicate, collaborate and conduct commerce more effectively across the extended value chain. With Collaborative Supply Chain applications including Strategic Sourcing, Collaborative Planning and Order Management, Verticalnet offers a broad integrated supply chain solution delivered through a multi-party collaborative foundation. Differentiated from enterprise-centric solutions, Verticalnet's Collaborative Supply Chain solutions drive significant cost and inventory reductions and top-line revenue growth by enabling customers to harness opportunities for enhanced visibility, comprehension and response across the multiple enterprises that make up their supply chain.

ViaLink Company. provides subscription-based, business-to-business electronic commerce services that enable food industry participants to efficiently manage their highly complex supply chain information. The Company's core service, syncLink, allows manufacturers, wholesalers, distributors, sales agencies (such as food brokers) retailers and foodservice operators to communicate and synchronize item, price and promotion information in a more cost-effective and accessible way than has been possible using traditional electronic and paper-based methods. viaLink's additional services, which are all built on the syncLink foundation, include distribuLink for chain pricing data and the viaLink Partner Package, the Company's advanced e-business practices product suite.

Vicinity Corporation. is a provider of Enterprise Location Services (ELS) solutions to Global 2000 companies across Web, wireless and speech platforms. The Company's services provide its clients a means of directing online consumers who are interested in purchasing its clients' products to local brick-and-mortar stores. Vicinity's services extend the reach of its clients' Internet presence by providing a link through major portals and search engines to consumers using the Internet to research products and services prior to making a purchase decision. Vicinity unifies and enriches Web, wireless and speech inquiries in order to catalyze a fundamental improvement in the customer experience. The Company turns location information into a coherent, rich source of knowledge and embedded location intelligence into the fabric of the organization. Vicinity's ELS solutions are available across the globe and in multiple languages.


     A total of eleven (11) companies that we believe fit our defined parameters were included in our comparable sample. They range in market capitalization size from $2.2 million to $619.3 million, with a mean market capitalization of $100 million. The majority of the companies fall within the venue of E-commerce enabling, with no specific industry focus, while Healthcare E-commerce companies composed the next largest segment. Automotive E-commerce and Database/Print Media round out the companies in the sample. The range of year-end 2001 revenues generated by this group varied from $1.43 million to $148 million, with a mean of $41.6 million, as compared to the $6.0 million generated by Partsbase, Inc. in 2001.

     Having reviewed the operating demographics of this sample set and determined that Partsbase fell within the parameters of this group, we began to set forth the basis of our analysis. In the end, we settled on 3 analytical techniques; Comparable Company Analysis, Buy-Out/Acquisition Analysis, and

Liquidation Analysis, to arrive at what we felt was a proper valuation range for PartsBase, Inc.

     In terms of Comparable Analysis, we saw that it would not be possible to perform the analysis using earnings or cashflow as the valuation methodology, mainly because most of these companies are currently not generating earning or cashflow. As such, we determined that we would derive multiples based off of Market Price and Enterprise Value. These two items would be compared to each company's Revenue, EBITDA (Earnings before Interest, Taxes, Depreciation & Amortization), EBIT (Earnings before Interest and Taxes) and Net Assets. These multiples, once derived from our sample set, would be the "Industry Multiples" that would be applied against PRTS's operating statistics to arrive at its value. Based on this analysis, the range of per share prices worked out to be $1.44 to $2.05 per share. (See Exhibit B )


Trading Multiples for Selected Publicly Traded Companies

Exhibit B
                            Stock                   Market    Price    Price    MRQ                             Enterprise Value to
                            Price   % of    Market  to Book  to TTM   to TTM   Debt to  P/E Ratio   Enterprise  TTM    TTM       TTM
Company            Ticker  6/21/02  High    Value    Value     Rev.   EBITDA   Equity   2001  2002    Value     Rev.  EBITDA    EBIT
------------------------------------------------------------------------------------------------------------------------------------
Autobytel, Inc     ABTL   $ 2.65    63%    $ 85,308  1.9x    1.14x    - 3.4x    0.00x   n.a   n.a.  $ 57,976    0.77x - 2.3x  - 2.1x
CareScience, Inc.  CARE     1.25    56%      16,949  0.9x    1.28x    - 2.2x    0.02x   n.a.  n.a.    (3,156)  -0.24x   0.4x    0.3x
Claimsnet.com      CLAI     0.30     9%       4,345  6.8x    3.88x    - 1.0x    0.00x   n.a.  n.a.     3,264    2.92x - 0.7x  - 0.7x
DagMedia, Inc.     DAGM     1.52    87%       4,639  0.6x    0.82x    -15.3x    0.00x   n.a.  n.a     (2,354)  -0.42x   7.8x    5.8x
FreeMarkets, Inc.  FMKT    11.19    38%     461,895  3.2x    2.91x    -26.2x    0.02x   n.a.  n.a.   349,376    2.20x -19.8x  - 9.1x
Neoforma, Inc.     NEOF    12.33    40%     228,956  1.0x    5.83x    - 2.6x    0.09x   n.a.  n.a.   234,766    5.98x - 2.6x  - 1.6x
PurchasePro.com,
 Inc.              PPRO     0.63    18%      60,288  2.8x    2.36x    - 0.3x    0.24x   n.a.  n.a.    58,659    2.30x - 0.3x  - 0.2x
SourcingLink.net,
 Inc.              SNET     0.38    22%       3,095  1.5x    0.84x    - 1.9x    0.00x   n.a.  n.a.       788    0.21x - 0.5x  - 0.4x
Verticalnet, Inc.  VERT     0.23     7%      26,285 -0.3x    0.27x    - 0.2x   -0.27x   n.a.  n.a.    16,303    0.17x - 0.1x  - 0.2x
ViaLink Company    VLINK    0.13     2%      16,462 -3.3x    4.22x    - 0.9x    0.00x   n.a.  n.a     11,677    2.99x - 0.6x  - 0.6x
Vicinity
 Corporation       VCNT     1.99    83%      53,089 -0.8x    2.93x    - 7.6x   -0.01x   n.a.  n.a    (33,273)  -1.84x   4.7x    2.6x

                         |----------------------------------------------------------------------------------------------------------
                         | Mean     39%              1.3x    2.41x    - 5.6x    0.01x   n.a.  n.a.              1.37x - 1.3x  - 0.6x
                         | Median   30%              1.0x    2.36x    - 2.2x    0.00x   n.a.  n.a.              0.77x - 0.5x  - 0.4x
                         |----------------------------------------------------------------------------------------------------------

PartsBase, Inc.    PRTS     1.21    68%      16,913  0.7x    2.8x     - 3.7x    0.00x   n.a.  n.a     (6,929)  -1.16x   1.5x    1.2x

------------------------------------------------------------------------------------------------------------------------------------


Exhibit B-Continued


                            Enterprise
                             Value to
Company            Ticker   Net Assets
-------------------------------------
Autobytel, Inc.    ABTL         3.4x
CarScience, Inc.   CARE         7.0x
Claimsnet.com      CLAI       - 7.3x
DagMedia, Inc.     DAGM       - 3.1x
FreeMarkets, Inc.  FMKT        10.7x
Neoforma, Inc.     NEOF         1.0x
PurchasePro.com,
 Inc.              PPRO         2.9x
SourcingLink.net,
 Inc.              SNET       - 3.2x
Verticalnet, Inc.  VERT       - 0.2x
VitaLink Company   VLNK       - 1.2x
Vicinity
 Corporation       VCNT         0.2x

|-----------------------------------|
|Mean                           0.9x|
|Median                         0.2x|
|-----------------------------------|

--------------------------------------------------------------------------------

                                    Market  Price
                                 Industry Multiples
                      -------------------------------------------
                       Data          Multiple       Equity Value
                      --------     -----------    ---------------
Revenue               $(5,993)        2.41x         $  14,427
EBITDA                 (4,630)       -5.58x         $  25,849

                                         |-------------------|
                                         |Mean      $  20,138|
                                         |Median    $  20,138|
                                         |-------------------|


                                  Enterprise Value
                                  Industry Multiples
                    ------------------------------------------------------------
                      Data    Multiple      EV     Cash     Debt    Equity Value
                    ------------------------------------------------------------
Revenue             $ 5,993    1.37x     $ 8,197 $ 23,842   $ -       $ 32,039
EBITDA              $(4,630)  -1.27x     $ 5,900 $ 23,842   $ -       $ 29,742
EBIT                $(5,610)  -0.61x     $ 3,401 $ 23,842   $ -       $ 27,243
Book Value of
 Net Assets         $ 1,610    0.93x     $ 1,493 $ 23,842   $ -       $ 25,335

                                                           |------------------|
                                                           |Mean      $ 28,590|
                                                           |Median    $ 28,493|
                                                           |------------------|


     We then went back to our sample set and determined that 2 companies in particular, FreeMarkets, Inc., and Neoforma, Inc. were skewing the analysis as they were much larger in terms of market capitalization than the others, even though they were similar in operating methods. We then decided to evaluate the comparables and price ranges with them out of the analysis (See Exhibit C), and the effect was drastic. The range fell t o$1.02 to $1.65 per share, when the analysis reflected those companies closer in market capitalization to PartBase. In the end, we will make use of both sets of comparable analyses, as each is a valid manner by which to examine PRTS's value.



Trading Multiples for Selected Publicly Traded Companies

Exhibit C
                            Stock                   Market    Price    Price    MRQ                             Enterprise Value to
                            Price   % of    Market  to Book  to TTM   to TTM   Debt to  P/E Ratio   Enterprise  TTM    TTM       TTM
Company            Ticker  6/21/02  High    Value    Value     Rev.   EBITDA   Equity   2001  2002    Value     Rev.  EBITDA    EBIT
------------------------------------------------------------------------------------------------------------------------------------
Autobytel, Inc     ABTL   $ 2.65    63%    $ 85,308  1.9x    1.14x    - 3.4x    0.00x   n.a   n.a.  $ 57,976    0.77x - 2.3x  - 2.1x
CareScience, Inc.  CARE     1.25    56%      16,949  0.9x    1.28x    - 2.2x    0.02x   n.a.  n.a.    (3,156)  -0.24x   0.4x    0.3x
Claimsnet.com      CLAI     0.30     9%       4,345  6.8x    3.88x    - 1.0x    0.00x   n.a.  n.a.     3,264    2.92x - 0.7x  - 0.7x
DagMedia, Inc.     DAGM     1.52    87%       4,639  0.6x    0.82x    -15.3x    0.00x   n.a.  n.a     (2,354)  -0.42x   7.8x    5.8x
PurchasePro.com,
 Inc.              PPRO     0.63    18%      60,288  2.8x    2.36x    - 0.3x    0.24x   n.a.  n.a.    58,659    2.30x - 0.3x  - 0.2x
SourcingLink.net,
 Inc.              SNET     0.38    22%       3,095  1.5x    0.84x    - 1.9x    0.00x   n.a.  n.a.       788    0.21x - 0.5x  - 0.4x
Verticalnet, Inc.  VERT     0.23     7%      26,285 -0.3x    0.27x    - 0.2x   -0.27x   n.a.  n.a.    16,303    0.17x - 0.1x  - 0.2x
ViaLink Company    VLINK    0.13     2%      16,462 -3.3x    4.22x    - 0.9x    0.00x   n.a.  n.a     11,677    2.99x - 0.6x  - 0.6x
Vicinity
 Corporation       VCNT     1.99    83%      53,089 -0.8x    2.93x    - 7.6x   -0.01x   n.a.  n.a    (33,273)  -1.84x   4.7x    2.6x

                         |----------------------------------------------------------------------------------------------------------
                         | Mean     39%              1.1x    1.97x    - 3.6x    0.00x   n.a.  n.a.              0.76x   0.9x    0.5x
                         | Median   30%              0.9x    1.28x    - 1.9x    0.00x   n.a.  n.a.              0.21x - 0.3x  - 0.2x
                         |----------------------------------------------------------------------------------------------------------

PartsBase, Inc.    PRTS     1.21    68%      16,913  0.7x    2.8x     - 3.7x    0.00x   n.a.  n.a     (6,929)  -1.16x   1.5x    1.2x

------------------------------------------------------------------------------------------------------------------------------------



Exhibit C-Continued


                            Enterprise
                             Value to
Company            Ticker   Net Assets
-------------------------------------
Autobytel, Inc.    ABTL         3.4x
CarScience, Inc.   CARE         7.0x
Claimsnet.com      CLAI       - 7.3x
DagMedia, Inc.     DAGM       - 3.1x
PurchasePro.com,
 Inc.              PPRO         2.9x
SourcingLink.net,
 Inc.              SNET       - 3.2x
Verticalnet, Inc.  VERT       - 0.2x
VitaLink Company   VLNK       - 1.2x
Vicinity
 Corporation       VCNT         0.2x

|-----------------------------------|
|Mean                         - 0.2x|
|Median                       - 0.2x|
|-----------------------------------|

--------------------------------------------------------------------------------


Exhibit B-Continued

                                    Market  Price
                                 Industry Multiples
                      -------------------------------------------
                       Data          Multiple       Equity Value
                      --------     -----------    ---------------
Revenue               $(5,993)        1.97x         $  11,815
EBITDA                 (4,630)       -3.63x         $  16,814

                                         |-------------------|
                                         |Mean      $  14,315|
                                         |Median    $  14,315|
                                         |-------------------|


                                  Enterprise Value
                                  Industry Multiples
                    ------------------------------------------------------------
                      Data    Multiple      EV      Cash     Debt   Equity Value
                    ------------------------------------------------------------
Revenue             $ 5,993    0.76x     $ 4,573  $ 23,842   $ -       $ 28,415
EBITDA              $(4,630)  -1.27x     $(4,320) $ 23,842   $ -       $ 19,522
EBIT                $(5,610)  -0.61x     $(2,894) $ 23,842   $ -       $ 20,948
Book Value of
 Net Assets         $ 1,610    0.93x     $  (255) $ 23,842   $ -       $ 23,587

                                                            |------------------|
                                                            |Mean      $ 23,118|
                                                            |Median    $ 22,267|
                                                            |------------------|

     After examining the selected universe of somewhat comparable companies, we analyzed buyouts of similar sized companies (See Attached Exhibit D) in related sectors. It shows the transaction prices, market capitalizations, premiums paid above the market price from the date of offer, and the amount of cash listed on the target company's book as a percentage of it's market capitalization. Four target companies were examined that were similar to slightly larger in size in market capitalization to PartsBase, Inc. The buyouts ranged in size from $10.8 million to $93.5 million, with two structured as all stock transactions, one as a combination of cash and stock, and the final one as all cash. Given the small size of the sample (many e-commerce enabling companies went bankrupt during the Dot.com bust, with the assets being acquired at fire sale prices.), it is difficult to infer any statistical trends from the data, as each transaction differs significantly. One thing that does come through in the data is that transactions do occur at a value less than the actual cash listed on the balance sheet. In those scenarios where the enterprise value, defined as the market value of the company's equity plus debt less the cash on the balance sheet is negative, the implication is that the operating business should not be valued on a going concern basis. It cannot be ascertained if the implication is due to a flawed operating model, ineffective management, slower than expected development of industry fundamentals, or lack of demand for product reflective of decreased spending for technology investments. Irrespective of the reason, the analysis indicates that the mean premium to market price paid for the acquisitions in this sample set was 54%, which applied to the initial market price, yields a price of $1.11. Applying the mean percentage of balance sheet cash to offering price (75%) we arrive at a price of $1.28, effectively making the range $1.11 to $1.28 for our sample buyout set.

Exhibit D

Leapnet, Inc. provides a wide range of services to help companies market their products or services via the Internet as well as traditional advertising and other offline media. The Company provides Internet marketing and brand development, content production, creative design, and Web site localization. Leapnet also provides television, print and radio advertising, among other services.

eShare Communications, Inc. provides unified Web and telephony customer contact management software and services. The Company's products are for use in customer contact centers, electronic commerce, and online communities. eShare's customers include organizations in financial services, retail, media, and communications industries.

Open Market, Inc. develops, markets, licenses and supports software products and services. The Company's products allow its customers to engage in business-to-consumer and business-to-business Internet commerce, information commerce and commercial publishing.

Viant Corporation.  designs and develops Internet strategy solutions, electronic
commerce  solutions,   business  partner  solutions,  and  internal  information
solutions.



Valuation Comparison of Comparable BuyOuts
(Amounts in thousands except per share data or where noted)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Premium/
                                                                              Price per                 Cash on    (Discount)
                             Ticker     Date of     Value of     Price per   Share Prior   Shares      Balance       Offer
Company Name                 Symbol      Offer     Offer (000's)    Share     to Offer   Outstanding  Sheet(mrq)     Market
------------------------------------------------------------------------------------------------------------------------------------
Leapnet, Inc.                LEAP     21-Nov-01     $10,806        $ 1.85     $ 1.66        5,841      $ 14,927         11%
eShare Communications, Inc.  ESHR     09-Jul-01     $71,000        $ 3.24     $ 1.28       21,931      $ 13,983        153%
Open Market, Inc.            OMKT     16-Aug-01     $54,000        $ 1.14     $ 1.11       47,214      $  9,276          3%
Vaint Corporation            VIAN     05-Apr-02     $93,500        $ 1.91     $ 1.30       48,997      $116,057         47%

------------------------------------------------------------------------------------------------------------------------------------

PartsBase                    PRTS     10-Apr-02     $18,311        $ 1.31     $ 0.72       13,978      $ 23,842         82%
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       |-------------------|
                                                                                                       |Mean            54%|
                                                                                                       |Median          29%|
                                                                                                       |-------------------|


Valuation Comparison of Comparable BuyOuts - Continued
(Amounts in thousands except per share data or where noted)
-----------------------------------------------------------
                                       % of Balance
                             Ticker      Sheet Cash
Company Name                 Symbol   Offering Price
----------------------------------------------------
Leapnet, Inc.                LEAP           138%
eShare Communications, Inc.  ESHR            20% *
Open Market, Inc.            OMKT            17% *
Viant Corporation            VIAN           124% #

PartsBase, Inc.              PRTS           130%
----------------------------------------------------
* denotes acquisition for stock.
# denotes pending acquisition for stock and cash.


                             |------------------|
                             |Mean           75%|
                             |Median         72%|
                             |------------------|


     We touched upon the concept of negative enterprise value, where the market value of the debt and equity less cash on the balance sheet was negative, implying little or no operating value should be assigned to the Operating Business. While we do not attempt to evaluate the merits of the PRTS operating model, the following analysis assumes that the assets of the Company are to be liquidated, and we attempt to assign values and arrive at a per share Liquidation price. For the basis of our analysis, noted as Exhibit E, we decided to take a conservative approach and look at the value of the assets on a "worst case" scenario, typified when one is a motivated seller, in a low demand market. We started by examining the assets on the Balance sheet as of 3/31/02 and made certain assumptions to the recoverability of value in that asset. Regarding the Cash on the Balance Sheet, we assumed that Current Liabilities would be paid in full, and a contingency reserve to settle outstanding leases and other expenses such as D&O insurance would reduce the amount available to Shareholders. We estimated that amount at $20,389,000. The greatest offset to Cash was Deferred Revenue, which was cash collected without the Company having provided the service. As a corollary of this item, we assumed that once contracts were invalidated, a significant portion of the Accounts Receivable may become uncollectible. We estimated a 50% collection rate on the A/R, adding another $548,000 to the value. We also assumed no recovery of prepaid expenses, and listed $0 for that item.

     Next, we moved on to examine the Longer-term assets on the balance sheet, which included Furniture and Fixtures, Automobiles, Equipment and Software. Recovery of value on these items is far more difficult, as the glut of these forms of hard assets, resulting from numerous "Dot.com", Telecom, and other bankruptcies, has caused prices to drop precipitously. We basically viewed recovery on the hard assets at approximately $0.20 on the dollar on a weighted average basis, or $464,000, with minimal amounts for furniture and fixtures and software, and greater amounts on Equipment and automobiles. We did not assign a recovery value on Restricted Cash, which backs an irrevocable Letter of Credit, and Other Assets. The total of these amounts work out to be $21,401,000, which equates to approximately $1.53 per share.


Valuation: Liquidation Scenario
(Amounts in thousands except per share data or where noted)

                             Balance Sheet
Exhibit E                        Data

                                                   Liquidation
                                  3/31/2002           Value
                                  ---------        ------------  -------------------------------------------------------------------
Current Assets
--------------
Cash                                $23,843         $20,389 *    Calculated by taking Bal.Sheet cash @3/31/02, and subtracting total liabilites.

A/R                                   1,096             548 #     Assumes a 50% collection rate of A/R at plus an additional $500k for lease

Prepaid Exp.                            288               0 %     Assumes no recovery of prepaid expenses and other contingencies.
                                     ------

Total Current Assets                $25,227

P,P&E                                 2,281             464 &     Assumes 30k for F&F, 51k for Auto, 230k for Equip, and 150k for
                                                                   Software.

CD - Restricted Cash                    840               0 %%    Assumes no recovery of Restricted Cash, which secures an
                                                                   Irrevocable LOC.

Other                                    51               0 %%%   Assumes no recovery of Other.
                                     ------

Total Assets                        $28,399         $21,401

                                                    $1.53  Per share
Current Liabilities
-------------------
A/P                                    $189
Accrued & Other                         457
Deferred Rev.                         2,308
                                      -----

Total Current Liabilities            $2,954

Stockholder's Equity
Preferred                                 0
Common                                   14
Add. Paid in Capital                 53,233
Accum. Deficit                      (27,802)
                                   ---------

Total Stockholder's Equity           25,445

Total Liab. & SE                    $28,399


     We have examined 3 valuation methodologies, with 2 iterations on Comparable Analysis, and arrived at ranges of $1.44 to $2.05 for Comparables which include large market cap competitors, $1.02 to $1.65 for Comparables of like market cap, $1.11 to$1.28 for Buy Out valuations, and $1.53 under a possible Liquidation scenario. The average of these methodologies is a range of $1.28 per share to $1.63 per share, which we are prepared to represent to the Special Committee as the acceptable range of offers to be considered for a possible acquisition or going private transaction for Partsbase ,Inc.